

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2022

Robert Andersen
Chief Financial Officer
Xperi Holding Corporation
3025 Orchard Parkway
San Jose, California 95134

   Re: Xperi Holding Corporation
    Form 10-K for the fiscal year ended December 31, 2021
    Filed February 24, 2022
    File No. 001-39304

Dear Mr. Andersen:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing